Benitec Biopharma Limited
Scheme Meeting
Thursday, 26 March 2020
Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details	Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll			Resolution Result
Resolution	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Approve the Scheme of Arrangement	9,795,986	10,429,281	59,525,780	52,320	69,321,766	10,429,281	52,320	Carried
	12.28%	13.08%	74.64%		86.92%	13.08%
					Number of shareholders voting on the poll
					For	Against	Abstain*
					308	81	8
					79.18%	20.82%

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.